Exhibit 12.2

Con Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Three Months Ended March 31, 2009	For the Twelve Months Ended December 31, 2008	For the Three Months Ended March 31, 2008
Earnings
Net Income for Common	$197	$783	$219
Preferred Stock Dividend	3	11	3
Cumulative Effect of Changes in Accounting Principles	—	—	—
(Income) or Loss from Equity Investees	—		—
Minority Interest Loss	—	—	—
Income Tax	106	397	111
Pre-Tax Income from Continuing Operations	$306	$1,191	$333
Add: Fixed Charges*	135	520	123
Add: Amortization of Capitalized Interest	—	—	—
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$441	$1,711	$456
* Fixed Charges
Interest on Long-term Debt	$124	$458	$101
Amortization of Debt Discount, Premium and Expense	4	16	4
Interest Capitalized	—	—	—
Other Interest	2	25	13
Interest Component of Rentals	5	21	5
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$135	$520	$123
Ratio of Earnings to Fixed Charges	3.3	3.3	3.7